Exhibit 1.01

Belden Inc.
Conflict Minerals Report
For The Year Ended December 31, 2017

This report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). For the purpose of the required Reasonable Country of Origin Inquiry, Belden Inc. (the “Company”) continued to receive supply chain responses through April 30, 2018. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

In compliance with the “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” issued by the SEC’s Division of Corporation Finance on April 29, 2014 and the judgment entered by the United States District Court for the District of Columbia on April 3, 2017, because this report does not state a conclusion that the Company’s products are DRC conflict free, it has not been subjected to an independent private sector audit.

Forward Looking Statements
This Report contains forward-looking statements within the meaning of the federal securities laws.  Any statements that do not relate to historical or current matters are forward-looking statements.  You can identify some of the forward-looking statements by use of forward-looking words, such as “intend” and the like, or the use of future tense.  Examples of forward-looking statements include, but are not limited to, statements concerning the Company’s intended future efforts to mitigate the risk that the manufacture of its products benefits arms groups in the Covered Countries.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements.  These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the DRC region, the United States, or elsewhere.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document.  We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
1.    Company Overview

This report has been prepared by management of Belden Inc. (herein referred to as “Belden”, the “Company”, “we”, “us” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.

Belden is an innovative signal transmission solutions provider built around four business platforms – Broadcast Solutions, Enterprise Connectivity Solutions, Industrial Connectivity Solutions, and Network Solutions (Note: Following the measurement period for this report, in the first quarter of 2018, the Company announced the reorganization of its reporting segments – Enterprise Connectivity Solutions and Broadcast Solutions have been combined into the Enterprise Solutions platform, and Industrial Connectivity Solutions and Network Solutions have been combined into the Industrial Solutions platform ). Belden’s comprehensive portfolio of signal transmission solutions provides industry leading secure and reliable transmission of data, sound and video for mission critical applications. We have approximately 8,800 employees worldwide and maintain operations across North America, South America, Europe and Asia. We were incorporated in Delaware in 1988 and our principal executive offices are located at 1 North Brentwood Boulevard, 15th Floor, Saint Louis, Missouri 63105.

2.    Products Overview

Belden’s product lines are specific to the four global business platforms. Broadcast products and solutions include camera mounted fiber solutions, interfaces and routers, broadcast and audio-visual cable solutions, monitoring systems, playout systems, outside plant connectivity products, and other cable and connectivity products. Enterprise products include solutions such as fiber and copper connectivity products; fiber optic and copper cable products; and wiring racks, panels, and enclosures. These cable products include high-performance copper cables including 10-gigabit Ethernet technologies and fiber optic cables. Enterprise products also include interconnecting hardware, intelligent patching devices, and cable management solutions for complete end-to-end network structured wiring systems. Industrial Connectivity products include solutions such as industrial and input/output (I/O) connectors, industrial cables, IP and networking cables, I/O modules, distribution boxes, and customer specific wiring solutions,. Network Solutions products include security devices, Ethernet switches and related equipment, routers and gateways, network management software, and wireless systems, as well as configuration and policy management, file integrity monitoring, vulnerability management and log intelligence solutions.

Based upon Belden’s internal assessment, the products from each of its business platforms contain or use one or more 3TG minerals. Accordingly, for the purposes of this assessment, no product lines were excluded from our analysis.

3.    Supply Chain Overview

In order to manage the scope of this task, Belden relies upon our suppliers to provide information on the origin of the 3TG contained in components and raw materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us in order to cooperate with this endeavor.

Belden performed an analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and contacting our current suppliers that provide raw materials or components that contain or could contain 3TG. We adopted the standard conflict minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”), and launched our initial conflict minerals due diligence communication survey to these suppliers in 2013. We continue to perform annual due diligence analyses with our 3TG suppliers to ensure the continued integrity of our 3TG supply chain.

4.    Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG), can be found in many of Belden’s products, most notably, tinned copper wire serving as the conductor in many of our cable products, gold plating present on many of our connector products and tungsten and tantalum in the printed circuit board components of our networking products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Following our initial good faith reasonable country of origin inquiry, Belden quickly concluded that a deeper due diligence process would be necessary to reach meaningful conclusions regarding the country of origin of many of the 3TG minerals used in our products.

Due to the breadth and complexity of Belden’s products and respective supply chain, obtaining a complete mapping of the supply chain has been very challenging. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/Conflict-Free

Smelter program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

5.    Management Systems Implemented by Belden

5.1.    Conflict Minerals Policy

The corporate Conflict Minerals Policy reproduced below has been in effect since May 2016.
OVERVIEW
On August 22, 2012 the Securities and Exchange Commission (“SEC”) enacted rules implementing Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“The Dodd Frank Act” or “Act”) governing the sale of “Conflict Minerals” (tin, tantalum, tungsten, and gold or “3TG”) that benefit armed groups in the Democratic Republic of Congo (“DRC”) or adjoining countries. As it relates to Conflict Minerals, the Act imposed supply chain reporting requirements on U.S. publicly traded companies that utilize 3TG in their products that are designed to promote transparency and awareness regarding the use of 3TG Conflict Minerals that directly or indirectly benefit armed groups in the DRC or adjoining countries. Belden, across the entire Company (including all of its subsidiaries, affiliates, and units worldwide), supports these goals and is committed to corporate responsibility and valuing human rights. As such, this policy, which provides the framework that the Company is using to comply with Section 1502 of the Dodd Frank act, applies to the entire Company, including all of its subsidiaries, affiliates, and units worldwide.
APPLICATION
It is Belden’s goal to work toward maintaining a supply chain that is conflict free and to sourcing 3TG from conflict free sources.
Belden expects its suppliers to have policies and due diligence measures in place to detect the source of the 3TG in their products. Further, Belden expects that its suppliers will cooperate in providing due diligence information to confirm their products are DRC conflict free.
In order to properly implement this policy, Belden will take the following actions:

•	Direct the appropriate Belden teams to lead the implementation of the necessary processes and procedures in regards to this policy;

•
Perform due diligence consistent with OECD guidance by providing the standardized EICC/GeSI Conflict Minerals Reporting Template survey to suppliers to help ascertain the Reasonable Country of Origin of their products containing 3TG and encourage our suppliers to do the same with their suppliers;

•	Based on the responses provided in the survey Belden may perform follow-up inquiries if they feel that the responses provided are not adequate; and

•	Maintain the necessary Conflict Minerals records for both internal and/or required external audits.
Belden is devoted to working with its suppliers to help establish supply chain transparency for 3TG Conflict Minerals and to showing that our suppliers’ products and resources are obtained from Conflict Free sources. If any suppliers are not responsive to Belden’s initial due diligence survey requests for information, then Belden will work with the non-responsive supplier to ensure that such supplier meets Belden’s policy requirements. However, if no response or progress is seen, then at Belden’s discretion, Belden will reevaluate its continued relationship with such supplier.
CONFLICT MINERALS GRIEVANCE MECHANISM AND REPORTING
Any of the following reporting channels are deemed appropriate for the initial reporting of perceived violations of this policy:

•	The Belden Compliance Team (consisting of the Legal Department and the Internal Audit Department), by email at ombudsman@belden.com

•	Belden’s ethics and compliance reporting hotline either by telephone or online (option to remain anonymous)

Reporting Violations

Global Ethics Hotline:
800-461-9330

Web: www.belden.com/ethics
Email: ombudsman@belden.com

Specific country contact information can also be found on Belden’s website.

The Legal Department will contact the sender and acknowledge receipt of the reported violation within five business days. Acknowledgement of receipt of the report shall be made via the same method as it was received. For example, if an anonymous report is made through the hotline, acknowledgement of the receipt of the anonymous report will also be made through the hotline.

All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.
CONFIDENTIALITY
Reports of violations or suspected violations will be kept confidential to the extent possible, regardless of which reporting avenue is chosen.

5.2.    Due Diligence Process

5.2.1.    Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with Second Edition of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. Belden is working to ensure that our due diligence process, management and measures conform in all material respects with the framework OECD Guidance, Third Edition, that was released in 2016.

Our conflict minerals due diligence process includes: the development of a corporate Conflict Minerals Policy; establishment of a steering committee with cross functional team members and senior executives; communication to, and engagement of, suppliers; due diligence compliance process and measurement; record keeping and escalation procedures.

5.2.2.    Internal Team

Belden established a steering committee for complying with the applicable rules. Our steering committee includes representation from the following functional areas of the Company: purchasing, legal, engineering, information technology, finance, operations, environmental, health and safety, sales and marketing, and internal audit. The committee of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Belden’s Disclosure Committee, which reviews the Company’s reports on Forms 10-K and 10-Q as well as our quarterly earnings releases, is responsible for oversight of the reporting aspects of the Rule.

5.2.3.    Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have surveyed 100% of suppliers providing 3TG raw materials or components necessary to the functionality of our products. Continued feedback from this engagement will allow us to react to instances of conflict minerals from the DRC, if any, consistent with our Conflict Minerals Policy described above.

5.2.4.    Escalation Procedure

Belden’s data collection team follows a strict protocol to ensure that survey responses are received from all 3TG suppliers and that responses are complete, internally consistent and reflective of Belden’s independent knowledge of such suppliers. Suppliers that are not responsive or who respond in an incomplete or inconsistent manner, receive a follow-up communication from the Belden team. This follow-up and escalation process continues until we are satisfied that the submission is complete and accurate, or until the follow-up effort has proven futile because of a lack of cooperation from upstream suppliers.

5.2.5.    Record Maintenance
Belden has established our due diligence compliance process and set forth a documentation and record maintenance mechanism to ensure the relevant documentation is retained in a structured electronic database.

5.3.    Risk Mitigation

As our due diligence program continues to evolve and improve over time, we intend to take the following steps to continue to mitigate any possible risk that the necessary 3TG minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

•	Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.

•	Analyze alternative sourcing options in cases where suppliers are not cooperative with our program.

6.    Identify and assess risk in the supply chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify all entities that are upstream from our direct suppliers.

We have identified over 450 direct suppliers whose products may contain 3TG raw materials and components for our products. We continually survey our 3TG suppliers based on the most current EICC/GeSI Conflict Minerals Reporting Template. We have not received any responses that would lead us to believe that the source is problematic. However, because many of our direct suppliers are reliant on information provided by many layers of upstream suppliers and because in some cases the supply chain leads to a smelter that has not been certified as conflict-free, it is difficult for us to come to a definitive conclusion.

7.    Design and Implement a Strategy to Respond to Risks

Belden will work with suppliers who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

8.	Support the Development and Implementation of Independent Third Party Audits of Smelters’ and Refiners’ Sourcing

Belden does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

9.    Report on Supply Chain Due Diligence and Results

In addition to this report, for further information about our supply chain conflict minerals policy, including our approach for supply chain due diligence and supplier expectation, please see: www.belden.com under “About Us” in “Corporate Responsibility.” The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

10.    Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2018, we are continuing to engage in the activities described above in our efforts to have a complete understanding of our supply chain. We are continuing to refine and revise our due diligence processes to gain a better understanding of our 3TG supply chain, and we will continue to monitor the CFS program in the hope that more smelters identified in our supplier surveys achieve the conflict-free certification on which we can rely.